UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Amendment No.   )

Under the Securities Exchange Act of 1934

Barfresh Food Group Inc..
(Name of Issuer)
Common Stock
(Title of Class of Securities)
067532101
(CUSIP Number)
December 19, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐              Rule 13d-1(b)

☒               Rule 13d-1(c)

☐               Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAMES OF REPORTING PERSONS
IBEX INVESTORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
16,245,766

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
16,245,766

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,245,766

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

1	NAMES OF REPORTING PERSONS
JUSTIN B. BORUS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
16,245,766

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
16,245,766

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,245,766

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN/HC

1	NAMES OF REPORTING PERSONS
IBEX MICROCAP FUND LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
16,242,766

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
16,242,766

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,242,766

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
LAZARUS MACRO MICRO PARTNERS LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,000

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
3,000

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Explanatory Note

This Schedule 13G amends the statement on Schedule 13D last filed by the Reporting Persons on December 2, 2016.  The Reporting Persons initially reported beneficial ownership on a Schedule 13G filed on August 5, 2013 and as of the date hereof are eligible to report on this Schedule 13G.  The information set forth in response to each Item shall be deemed to be a response to all Items where such information is relevant.

On December 19, 2017, Ibex Microcap exercised a warrant to purchase 579,897 shares of common stock for $0.485 a share.  The exercise price was paid on a cashless basis, resulting in the Issuer withholding 491,782 of the warrant shares to pay the exercise price and issuing to Ibex Microcap the remaining 88,115 shares.  The Reporting Persons have not otherwise engaged in any other transactions in the Issuer's securities.

Item 1.

(a)         Name of Issuer:

Barfresh Food Group Inc. (the "Issuer")

(b)         Address of Issuer's Principal Executive Office:

8383 Wilshire Blvd., Suite 750
Beverly Hills, California  90211

Item 2.

(a)         Name of Person Filing:

Ibex Investors LLC ("Ibex")
Justin B. Borus
Ibex Microcap Fund LLLP ("Ibex Microcap")
Lazarus Macro Micro Partners LLLP ("Macro Micro" and together with Ibex Microcap, Ibex and Mr. Borus, the "Reporting Persons")

(b)         Address of Principal Business Office or, if none, Residence:

The business address of each of the Reporting Persons is c/o Ibex Investors LLC, 3200 Cherry Creek South Drive, Suite 670, Denver, Colorado 80209.

(c)         Citizenship:

Reference is made to Item 4 of pages 2–5 of this Schedule 13G (this "Schedule"), which Items are incorporated by reference herein.

(d)         Title of Class of Securities:

Common Stock, $.000001 par value per share

(e)         CUSIP Number:

067532101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☒	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☒	(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐	(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reference is hereby made to Items 5-9 and 11 of pages 2 - 5 of this Schedule, which Items are incorporated by reference herein.

The securities reported on this Schedule consist of 12,509,433 shares of common stock and warrants to purchase an additional 3,733,333 shares of common stock held by Ibex Microcap.  The securities reported on this Schedule that are held by Macro Micro consists of 3,000 shares of common stock.  Ibex is the investment adviser and general partner of Ibex Microcap and Macro Micro, and consequently may be deemed to have voting control and investment discretion over the securities owned by Ibex Microcap and Macro Micro.  Justin B. Borus is the manager of Ibex.  As a result, Mr. Borus may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Ibex.  The foregoing should not be construed in and of itself as an admission by Ibex or Mr. Borus as to beneficial ownership of the shares owned by Ibex Microcap and Macro Micro.  Each of Ibex and Mr. Borus disclaims beneficial ownership of the securities set forth in this Schedule except to the extent of its or his pecuniary interests therein.

The calculation of percentage of beneficial ownership in Item 11 of pages 2-5 was calculated based on 118,428,967 shares of common stock outstanding as of November 6, 2017 as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2017.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 21, 2017

IBEX INVESTORS LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager

/s/ Justin B. Borus
Justin B. Borus
IBEX MICROCAP FUND LLLP By: Ibex Investors LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager

LAZARUS MACRO MICRO PARTNERS LLLP By: Ibex Investors LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager

EXHIBIT INDEX

Exhibit A – Joint Filing Undertaking